

EXHIBIT E:
RAISE PRESENTATION AND ISSUER WEBSITE



FUNDOPOLIS

Invest | Raise Funds | About Us



Apotheka Systems Inc.

Utilizing Blockchain & AI to revolutionize healthcare!

Elevating patient care experience.

Beverly Hills, CA

$0 *of $1,070,000 Goal*

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Pitch

Apothēka Blockchain: Transforms Electronic Medical Records Platforms into Secure Blockchain Eco-Systems. We are a software solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed design. Influenced by our deep hospital operations experience, we solve IT "friction points" using blockchain technology.

Differentiators:
1. Latest technology stack & Security (Cloud, AI, IoT & Blockchain)
2. Cost - Flexible pricing based on clients' needs
3. User friendly & one stop shopping model (Smart work flows utilizing AI)
4. integrate-able solution/Interoperability (Plug & Play functionalities)
5. Multi facility/Service-line use (Hospitals/Providers, Insurance/Payers, Private Clinics, Labs, Nursing Homes/Hospice etc).

Community Impact
- Health & Human Services
- Minority Owned
- Sustainability
- Green Living
- Child Welfare

Key Facts
Clients: 1. TowerENT at Cedars-Sinai (Paid Pilot) 2. Stemcell TherapeuticsLA - (Paying Client) 3. Memorandum of Understanding (MoU) - St. Joseph Prov., Absolutys, Pacific Stemcell
Patent (Pending) Six way patient validation on the Blockchain
Latest technology stack & Security - Cloud, AI, IoT & Blockchain
Value bundle solution (Security, PHI Validation, Physicians Credentialing, Revenue cycle management). Integrate-able solution/Interoperability (Plug & Play functionality).
We started our platform development two and half years ago. Successfully boot strapped the process to bring our Apotheka solution to market.

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Opportunity

Normal B I U S A Raw Div

At Glance: To-date we have been self funded and able to successfully bring Apotheka SaaS platform to market. Our solution in use at Cedars Sinai TowerENT, Stemcell TherapeuticsLA, Pacific Stemcells and looking to on boarding additional clients currently in the MOU phase. The Total Addressable Market is $31 Billion and our revenue target for 2023 is $80M, so our goal is to achieve a strategic exit (likely by acquisition) for a $480M enterprise value (or 6x revenue multiple). Given our projected growth profile and margin profile, we believe this multiple is conservative.

Apotheka Economic Moat- the unique, sustainable competitive advantage that keeps competitors away and allows our company to generate profits.

• Apotheka has the **first end to end** Blockchain and AI driven solution that encompasses the **entire patient journey** in a hospital to billing cycle. Use cases: Six way patient validation, Security, Interoperability, Physician credentialing and Revenue cycle (claims adjudication).

• **Intellectual property**, such as patents (six way patient validation on the Blockchain), brands, proprietary technology, and copyrighted materials in the Blockchain healthcare industry.

• Well-established firm entering the marketplace and capturing market share that's not yet visible or untapped revenue channels.

• Apotheka doesn't have direct competitors-competitors in the Blockchain Electronic Medical Records security industry. Our indirect competitors have one or two use cases which **doesn't provide a holistic** benefit to a healthcare system.

• Apotheka has a well-established **team** (combined 40 years plus experience) that can take this company to a very profitable level.

• **Lite infrastructure** foot print (easy deployments); low development and production costs that's both investors and client friendly combined with **quick** ROI.


Apothēka Blockchain ...



6,210 – Hospitals in the United States based on AHA data.
$371,500,000 – The total target market potential represents 20% of our target market.
$250,000 an average complete sale of this would represent $75,000,000 plus in revenue over five years.

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Our Terms ⌃

Equity

$2,500 Minimum Investment

$1.20
Price per share/Unit

891,667
Shares Offered

2.91%
Min % of Company

9.67%
Max % of Company

Every $100 purchases the equivalent of .0009033% equity at the maximum Raise target.

Perks are provided at the investment levels indicated below.

Click on the dollar amount displayed to enter your exact amount.

Additional Terms (SEC Form C Filing)

Perk calculator
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$2,500

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Benefits & Perks

$5,000
Only 10 Packages Offered

Grand Gourmet Wine Gift Basket
1. **Grand Gourmet Wine Gift Basket** Decadent wines rated 90 points plus by Wine Spectator. Accompanied by various meats, cheeses, chocolates, cookies, biscuits etc.

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$10,000
Only 20 Packages Offered

High-end Airline Gift Card
1. **Airline Gift Card** Fly anywhere within continental USA you can use it in a single or multiple trips depending on your destination.

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$25,000
Only 10 Packages Offered

VIP Box Experience At Staples Centers
1. **VIP Suite Experience At Staples Center** Join the Apotheka founders at one of the NBA season games accompanied with VIP experience.

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⊙ Our Location ⌃

Beverly Hills is a city in California's Los Angeles County. Home to many Hollywood stars, it features the upscale shopping street of Rodeo Drive. The expansive Beverly Gardens Park has fountains and rose gardens, plus an illuminated Beverly Hills sign. The 1920s Greystone Mansion is the backdrop for many films. Known as a celebrity haunt, The Beverly Hills Hotel is set in tropical gardens and has a poolside cafe.



35,000
Population

$86,141



North Linden Drive
Walden Drive
Elevado Avenue
Carmelita Ave
South Santa Monica Boulevard
North Rodeo Drive
Brighton Way
North Canon Drive
North Crescent Drive
North Rexford Drive
Alpine Drive
Foothill Road
Trenton Drive
Whittier Drive
North Roxbury Drive
North Bedford Drive
North Camden Drive
North Beverly Drive
Dayton Way
Clifton Way
CA 2
Wilshire Boulevard

Median household income

Our Team



Dennis Maliani

CEO

Dennis Maliani is the Founder of Apothēka Systems. His vast experience in the healthcare space spans 12 plus years at world-class hospitals systems and academic centers including Cedars Sinai, Keck Medicine Of USC, Memorial Care, Amgen among others.



Luis Lopez BOARD MEMBER

COO

Luis Lopez has over 20 years of experience in professional consulting. He has been involved as a two start-up companies, including Somega Healthcare Systems which was successfully sold.



Daniel Edelstein

CSO

Daniel Edelstein, MHA has worked on the payer side of healthcare with organizations that provide health insurance to the underprivileged communities of Los Angeles. Serving as the Chief of Enterprise Strategy, he works on identifying viable strategy.



BOARD MEMBER

Victor Pisacane

CTO

Formerly a Sr. software architect, IBM Watson Health. Innovative and dynamic professional software developer in emerging technologies, architect and team leader with 25 years of experience designing, developing & delivering software projects.

Our Milestones

Show All

2018

Apothēka Blockchain Prototype
Apothēka Blockchain Prototype Patient Demographics, Scheduling, Electronic Medical Records, Prescriptions, Medical Billing, Clinical Decision Rules, Patient Portal, Reports, Security
May 30th

Cedars Sinai Medical Center Reference Site
Cedars Sinai Medical Center Approved: As a Beta / Reference Site Selection
Jul 25th

Medical Records Blockchain Patent
Patent Design, Claims Write up & Submission
Aug 15th

2019

Apothēka Blockchain & Smart Contracts
Pilots Launch: Self Executing Contracts, Claims Adjudication
Apr 30th

Investor Roadshows & Global Activations
Marketing/Acquisition Campaign & Clients Activations
Jul 1st

Cedars Sinai - TowerENT
Cedars Sinai - TowerENT (Paid Pilot)
Sep 28th

St… Th…
Ste… Cli…
Oct 8th

Media

"Apothēka Systems Inc. Patents Patient Identity Validation On Blockchain "

– Business Insider

🗩 FAQ   ⌃

Q: What does your company do?

A: Apotheka is SaaS solutions-focused company that uses blockchain given its iron-clad security and scalable, distributed   ⌃
           design. Our solution integrates and transforms Electronic Medical Records platforms into secure Blockchain eco-
           systems.

Q: Where will your company be in 5 years?

A: Our exit IPO or acquisition by a healthcare software company.   ⌃

Q: Why did you choose this idea?

A: Hospitals in particular are plagued with poor security/encryption that has led to multiple data breaches and; secondly   ⌃
           bad patient data leading to duplicate medical records, misdiagnosis, billing errors and medical malpractice. Privacy and
           data integrity are our main drivers because some of us have been impacted by these issues at one point.

Q: Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

A: Advancement of emerging new technologies especially Blockchain has facilitated our initiative of creating secure eco-   ⌃
           systems, with transparency, distributed immutable patient health information. Healthcare Will Suffer 2-3X More
           Cyberattacks In 2019 – Cybersecurity Ventures Security breaches and data integrity issues in healthcare sector have
           been tackled by various companies with little success due to lack of robust tools and technology infrastructures.

Q: What do you understand that your competitors don't?

A: 1. Apotheka is the first one to file a patent for patient validation on the blockchain as part of ensuring data integrity in the   ⌃
           healthcare value stream. 2. Apotheka's approach in multi use case approach (differentiator) because in hospitals there are
           multiple key data points we are tackling and resolving in the entire value stream - (Registration, Point of care, Clinical
           profiles, Security and Revenue cycle)

Q: How will you make money?

A: Software subscription / License per seat and support fees (both items monthly)   ⌃

Q: What would you do with the money you raise?

A: Use of Funds in %s Marketing ~ 50% Software Development ~ 25% Operations ~ 25% Runway 9-15 months   ⌃

 

Apothēka™
Elevating Patient Experience



Your Care & Privacy. Our Responsibility

We Are Transforming Electronic Health Record Platforms Into Secure Blockchain Eco-systems.

Make An Appointment 📅

State Of The Art Blockchain Solutions



Electronic Medical Records

Decentralized medical records backed by **patented Blockchain technology** that employs cryptography as security with in the Apothēka's architecture ensuring top security, trust, transparency, traceability, and control within the ecosystem. Our technology transforms **existing EMR systems** to Blockchain solutions.



Smart Contracts

Contractual and legal patient documents on Apothēka's decentralized immutable record ledger of digital transactions that is shared on our private or public blockchain network that references aggregate data points to allow self-execution. Coupled with smart workflows Apothēka facilitates **Interoperability** between various **EMR versions** or **Payers** systems and **Population Health** portals.



Revenue Cycle / Billing

Claims Adjudication and Premium Billing. Clearing house and cash payments management in physician offices. Automated billing, claims processing, match exceptions and reconciliation using latest blockchain technology. Transcriprtion and coding management to support any practice size.



Interoperability

Streamlined communication and **secure patient data exchange** with in various **dApps and EHRs** to facilitate centralized patient chatting that includes patient history, diagnostic test results, medical imaging, diagrams and specific patient notes for easy storage and access in or outside hospitals' system network.



Scheduling

Smart real time scheduling capabilities that supports multiple facilities. Appointment reminders via SMS or email across your devices. Patient workflow dashboard interface for tracking and reporting. Key performance indicators in operational efficiencies and earnings.



Telemedicine

Remote consultation with primary care physicians, peer to peer consultation in physician networks or Bio/pharma research studies. Private **pre-diagnosis** session with state of the art **Claudius AI** for instant data capture and reporting as part of patients' discovery care.









Prescriptions

Prescriptions capabilities, local pharmacies medication orders management (print, eFax, email), pharmacy dispensaries integration within hospitals and private practices. Seemless integration with Pillpack online pharmacy order and delivery platform.



Reporting

Standard catalog reports for CMS, analytics, paper chart, billing, collections, patient acuity, appointments and status, patient worlists, insurance eligibility, Clinical key performance indicators, benchmarking among others.



Advanced Security

Blockchain distributed Database and various levels of authentication to include rigorous ISO/IEC security standards. Active directory, single sign-on ready and encryption at database level.

Mobile

Cross mobile device compatibility and access at any place at your convenience. Plug and play to facilitate IoT for health data gathering, self monitoring and reporting.

Population Health

Advance analytical tools that faciliate aggregation of patient data across multiple health ecosystems into one unified patient medical record to enable cost effective patient care action plan with emphasis on valued based care for both providers and payers in conjuction with championing patients' preventative care as part of their daily lifestyle.

Voice recognition

Aguments physicians', clinicians' and transcriptionists'documentation processes thus improving workflow and accuracy. Easily integrates with Dolbey, M*Modal and Nuance solutions in any practice.

Our Milestones

75+
Physician Network

2K+
Patients Served

6+
Combined Years Of Experience

375+
Resolved Billing Claims



A Apothēka EMR the first SaaS Blockchain cloud-based Electronic Medical Record and information exchange platform that connects health care providers (hospitals, laboratories, and physician practices), payers (insurance companies) and patients to deliver optimum care.

Apothēka systems leverages latest Web 3.0 technology stack (Internet of Things; Artificial Intelligence and Blockchain) to facilitate new advances in patient care, streamlining providers and payers workflow processes while reducing cost.

Our technology suite offers distributed blockchain electronic health records, practice management, scheduling, blockchain revenue cycle, smart contracts modules to include a la carte custom agile solutions based on any given client needs.

"Elevating Patient Care Experience"

Our Focus



Patient Engagement

Patient secure and user portal with personalized dashboards that provides access to private calendar, medical reports, secure messaging and chatting



Physician & Clinicians

Dynamic and customizable portal that offers one stop digital workbench and dashboards with up to the minute critical data for any practice. Added scalability and ease of use















with your personal physician.

makes physicians patient care top priority.

Payers / Insurance

International coding and billing standards. Claims Adjudication and Premium Billing support with easy integration options with clearing houses and insurance companies.

Administrative staff

Ancillary and service line work area for your hospital or private practice. Proactive and best practices workflows that guides your staff in their daily operations in order to hit you key performance indicators in patient care satisfaction, revenue targets and compliance requirements.

Scalable Digital Infrastruture

Plug and play functionality powered by APIs that enable easy integration with other EMR/EHR systems, interface engines, EDI partners, ERP & CRM systems, human capital, financials, supply chain, decision support/Analytics, time keeping, Active directory and third party apps.

Managed services

Client focused service delivery. Custom support and project management processes to include solutions that are specific to your organization's needs. Quick service delivery times with our implementations and top tier issues resolution.

What People Say

"Very user friendly interface and simple to master. So simple even a Doctor can navigate through it easily!"

Mark Calandrino, MSA, CHOC Hospital

Name | Phone Number | Email | Company Name | Job Title | NEWSLETTER

Apothēka

Apothēka EMR the first SaaS Blockchain cloud-based Electronic Medical Record and information exchange platform that More...

QUICK LINKS

- Gallery
- Contact
- Privacy
- Terms & Conditions

ADDRESS

1251 Beverly Hills, CA 90213, USA
+1 (844) 777-4455
info@apotheka.co

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EXHIBIT H:
ISSUER LEGAL DOCUMENTATION







Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "APOTHEKA SYSTEMS, INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF SEPTEMBER, A.D. 2018, AT 1:51 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE NEW CASTLE COUNTY RECORDER OF DEEDS.

Jeffrey W. Bullock, Secretary of State

7078441 8100
SR# 20186893463

Authentication: 203516627
Date: 09-28-18

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:51 PM 09/28/2018
FILED 01:51 PM 09/28/2018
SR 20186893463 - File Number 7078441

CERTIFICATE OF INCORPORATION
OF
APOTHĒKA SYSTEMS, INC.

The undersigned, a natural person, for the purpose of incorporating a corporation under the General Corporation Law of Delaware, as amended and supplemented (the "*General Corporation Law*"), hereby adopts the following Certificate of Incorporation:

FIRST: The name of this corporation is APOTHĒKA SYSTEMS, INC. (the "*Corporation*").

SECOND:

A.   The address of the registered office of the Corporation in the State of Delaware is The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801, county of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

B.   The address of the incorporator of the Corporation is 468 North Camden Dr., Suite 200, in the City of Beverly Hills, County of Los Angeles, State of California 90210. The name of the incorporator of the Corporation is Dennis Maliani.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is 10,000,000 shares of Common Stock, $0.001 par value per share ("*Common Stock*").

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.   COMMON STOCK

1.   <u>Voting</u>. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115 of the California Corporations Code. During such time or times that the Corporation is subject to Section 2115(b) of the California Corporations Code, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting, and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to

cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

        2.   <u>Dividends</u>. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

        3.   <u>Notices</u>. Any notice required or permitted by the provisions of this <u>Article Fourth</u> to be given to a holder of shares of Common Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Certificate of Incorporation or the Bylaws of the Corporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend, and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation. Each director shall be entitled to one vote on each matter presented to the Board of Directors.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this <u>Article Ninth</u> to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this <u>Article Ninth</u> by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors, or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law. Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers, or employees arising pursuant to any provision of the General Corporation Law, this Certificate of Incorporation, or the Bylaws of the Corporation, or (iv) any action asserting a claim against the Corporation, its directors, officers, or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article Eleventh shall be held to be invalid, illegal, or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality, and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article Eleventh (including, without limitation, each portion of any sentence of this Article Eleventh containing any such provision held to be invalid, illegal, or unenforceable that is not itself held to be invalid, illegal, or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

TWELFTH: For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors, or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such

repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero.

* * *

IN WITNESS WHEREOF, this Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 28th day of September, 2018.

DocuSigned by:
Dennis Maliani
450526D06FA04F5...

By:________________________________
Dennis Maliani, Incorporator

Delaware

The First State

  I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF

DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT

COPY OF THE CERTIFICATE OF AMENDMENT OF "APOTHEKA SYSTEMS,

INC.", FILED IN THIS OFFICE ON THE SIXTH DAY OF NOVEMBER, A.D.

2019, AT 12:04 O`CLOCK P.M.

  A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE

NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State



7078441 8100

SR# 20197942157

Authentication: 203968592

Date: 11-08-19

You may verify this certificate online at corp.delaware.gov/authver.shtml

STATE OF DELAWARE CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST: That at a meeting of the Board of Directors of Apotheka Systems, Inc. resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

"The Corporation shall have the authority to issue three (3) classes of shares: 10,000,000 shares of Common Stock Class A, $0.001 par value per share ("Common Stock A"), 1,000,000 shares of Common Stock Class B, $0.001 par value per share ("Common Stock B") and 1,000,000 shares of Preferred Stock, $0.01 par value per share."

2. Also #1 of the FOURTH article of the certificate of incorporation:

"The holders of the Common Stock A are entitled to one (1) vote for each share of Common Stock A held at all meetings of stockholders (and written actions in lieu of meetings). The holders of Common Stock B shares are not entitled to vote. The holders of the Preferred Stock are entitled to one (1) vote for each share of Preferred Stock held on all matters on which Preferred Stockholders are entitled to vote, per the terms of the issuance of such Preferred Stock. The number of authorized shares of any class of stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law."

3. Also #2 of the FOURTH article:

The following:

"In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed, first, among the holders of shares of Preferred Stock in accordance with the terms of the issuance of such Preferred Stock and then among the holders of all classes of Common Stock, pro rata based on the number of shares held by each such holder."

4. #3 of the FOURTH article:

The following:

"Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Common Stock or Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with

State of Delaware
Secretary of State
Division of Corporations
Delivered 12:04 PM 11/06/2019
FILED 12:04 PM 11/06/2019
SR 20197942157 - File Number 7078441

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this ____6th____

day of ____November____, 20__19__.



By: _____

Authorized Officer

Title: _____CEO_____

Name: ____Dennis Maliani____

BYLAWS

OF

APOTHĒKA SYSTEMS, INC.

ARTICLE 1.
OFFICES AND RECORDS

1.1 <u>Registered Office</u>. The location of the registered office and the name of the resident agent of Apothēka Systems, Inc., a Delaware corporation (the "***Corporation***"), in the State of Delaware will be as stated in the Certificate of Incorporation of the Corporation, as amended from time to time (the "***Certificate***"), or as may be determined from time to time by resolution of the Board of Directors of the Corporation (the "***Board***") and on file in the appropriate public offices of the State of Delaware as provided by law.

1.2 <u>Other Offices</u>. The Corporation shall also have and maintain an office or principal place of business at such place as may be fixed by the Board, and may also have offices at such other places, both within and without the State of Delaware, as the Board may from time to time determine or the business of the Corporation may require.

1.3 <u>Books, Accounts and Records, and Inspection Rights</u>. The books, accounts, and records of the Corporation, except as may be otherwise required by the laws of the State of Delaware, may be kept outside of the State of Delaware, at such place(s) as the Board may from time to time determine. Except as otherwise provided by law, the Board will determine whether, to what extent, and the conditions upon which the books, accounts and records of the Corporation will be open to the inspection of the stockholders of the Corporation.

ARTICLE 2.
CORPORATE SEAL

2.1 <u>Corporate Seal</u>. The Board may adopt a corporate seal. The corporate seal shall consist of a die bearing the name of the Corporation and the inscription, "Corporate Seal Delaware." Said seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.

ARTICLE 3.
STOCKHOLDERS' MEETINGS

3.1 <u>Place of Meetings</u>. Meetings of the stockholders may be held at such place, either within or without the State of Delaware, as may be determined from time to time by the Board. The Board may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as provided under the Delaware General Corporation Law ("***DGCL***").

3.2   Annual Meeting.

(a)   The annual meeting of the stockholders of the Corporation, for the purpose of election of directors and for such other business as may lawfully come before it, shall be held on such date and at such time as may be designated from time to time by the Board. Nominations of persons for election to the Board and the proposal of business to be considered by the stockholders may be made at an annual meeting of stockholders: (i) pursuant to the Corporation's notice of meeting of stockholders; (ii) by or at the direction of the Board; or (iii) by any stockholder who was a stockholder of record at the time of giving of notice provided for in the following paragraph, who is entitled to vote at the meeting and who complied with the notice procedures set forth in Section 3.2(b).

(b)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. For nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to clause (iii) of Section 3.2(a), (i) the stockholder must have given timely notice thereof in writing to the Secretary of the corporation, (ii) such other business must be a proper matter for stockholder action under the DGCL and applicable law, (iii) if the stockholder, or the beneficial owner on whose behalf any such proposal or nomination is made, has provided the corporation with a Solicitation Notice (as defined below), such stockholder or beneficial owner must, in the case of a proposal, have delivered a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting shares required under applicable law to carry any such proposal, or, in the case of a nomination or nominations, have delivered a proxy statement and form of proxy to holders of a percentage of the corporation's voting shares reasonably believed by such stockholder or beneficial owner to be sufficient to elect the nominee or nominees proposed to be nominated by such stockholder, and must, in either case, have included in such materials the Solicitation Notice, and (iv) if no Solicitation Notice relating thereto has been timely provided pursuant to this Section 3.2(b), the stockholder or beneficial owner proposing such business or nomination must not have solicited a number of proxies sufficient to have required the delivery of such a Solicitation Notice under this Section 3.2(b). To be timely, a stockholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced more than 30 days prior to or delayed by more than 30 days after the anniversary of the preceding year's annual meeting, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment of an annual meeting commence a new time period for the giving of a stockholder's notice as described above. Such stockholder's notice shall set forth: (A) as to each person whom the stockholder proposed to nominate for election or reelection as a director all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "*1934 Act*"), and Rule 14a-4(d) thereunder (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); (B) as to any other business that the stockholder proposes to bring before the meeting, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (C) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (1) the name and address of such stockholder, as they appear on the corporation's books, and of such beneficial owner, (2) the class and number of shares of the corporation that are owned beneficially and of record by such stockholder and such beneficial owner, and (3) whether either such stockholder or beneficial owner intends to deliver a proxy statement and form of proxy to holders of, in the case of the proposal, at least the percentage of the corporation's voting shares required under applicable law to carry the proposal or, in the case of a nomination or nominations, a sufficient number of holders of the corporation's voting shares to elect such nominee or nominees (an affirmative statement of such intent, a "*Solicitation Notice*").

(c)   Notwithstanding anything in the second sentence of Section 3.2(b) to the contrary, in the event that the number of directors to be elected to the Board is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board made by the Corporation at least 100 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by this Section 3.2 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the 10th day following the day on which such public announcement is first made by the corporation.

(d)   Only such persons who are nominated in accordance with the procedures set forth in this Section 3.2 (or elected or appointed pursuant to Article 4) shall be eligible to serve as directors and only such business shall be conducted at a meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 3.2. Except as otherwise provided by law, the Chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made, or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws and, if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall not be presented for stockholder action at the meeting and shall be disregarded.

(e)   Notwithstanding the foregoing provisions of this Section 3.2, in order to include information with respect to a stockholder proposal in the proxy statement and form of proxy for a stockholders' meeting, stockholders must provide notice as required by the regulations promulgated under the 1934 Act. Nothing in these Bylaws shall be deemed to affect any rights of stockholders to request inclusion of proposals in the corporation proxy statement pursuant to Rule 14a-8 under the 1934 Act.

(f)   For purposes of this Section, "public announcement" shall mean disclosure in a press release reported by the Dow Jones News Service, Associated Press, or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission (the "*SEC*") pursuant to Section 13, 14 or 15(d) of the 1934 Act.

3.3   Special Meetings.

        (a)   Special meetings of the stockholders of the Corporation may be called, for any purpose or purposes, by (i) the Chairman of the Board, (ii) the Chief Executive Officer, (iii) the Board pursuant to a resolution adopted by directors representing a quorum of the Board, or (iv) by the holders of shares entitled to cast not less than 50% of the votes at the meeting, and shall be held at such place, on such date, and at such time as the Board shall fix. At any time or times that the Corporation is subject to Section 2115(b) of the California General Corporation Law (the "*CGCL*"), stockholders holding 5% or more of the Corporation's outstanding capital stock shall have the right to call a special meeting of stockholders as set forth in Section 4.4(b).

        (b)   If a special meeting is properly called by any person or persons other than the Board, the request shall be in writing, specifying the general nature of the business proposed to be transacted, and shall be delivered personally or sent by certified or registered mail, return receipt requested, or by telegraphic or other facsimile transmission to the Chairman of the Board, the Chief Executive Officer, or the Secretary. No business may be transacted at such special meeting otherwise than specified in such notice. The Board shall determine the time and place of such special meeting, which shall be held not less than 35 nor more than 120 days after the date of the receipt of the request. Upon determination of the time and place of the meeting, the officer receiving the request shall cause notice to be given to the stockholders entitled to vote, in accordance with the provisions of Section 3.4. Nothing contained in this Section 3.3(b) shall be construed as limiting, fixing, or affecting the time when a meeting of stockholders called by action of the Board may be held.

        3.4   Notice of Meetings. Except as otherwise provided by law, notice, given in writing or by electronic transmission, of each meeting of stockholders shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting, such notice to specify the place, if any, date and hour, in the case of special meetings, the purpose or purposes of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at any such meeting. If mailed, notice is given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Notice of the time, place, if any, and purpose of any meeting of stockholders may be waived in writing, signed by the person entitled to notice thereof or by electronic transmission by such person, either before or after such meeting, and will be waived by any stockholder by his or her attendance thereat in person, by remote communication, if applicable, or by proxy, except when the stockholder attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Any stockholder so waiving notice of such meeting shall be bound by the proceedings of any such meeting in all respects as if due notice thereof had been given.

        3.5   Quorum. At all meetings of stockholders, except where otherwise provided by the DGCL, the Certificate, or these Bylaws, the presence, in person, by remote communication, if applicable, or by proxy duly authorized, of the holders of a majority of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business. In the absence of a quorum, any meeting of stockholders may be adjourned, from time to time, either by the chairman of the meeting or by vote of the holders of a majority of the shares represented thereat, but no other business shall be transacted at such meeting. The stockholders present at a duly called or convened meeting, at which a quorum is present, may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. Except as otherwise provided by the DGCL, the Certificate, or these Bylaws, in all matters other than the election of directors, the affirmative vote of a majority of shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the subject matter shall be the act of the stockholders. Except as otherwise provided by the DGCL, the Certificate, or these Bylaws, directors shall be elected by a plurality of the votes of the shares present in person, by remote communication, if applicable, or represented by proxy duly authorized at the meeting and entitled to vote generally on the election of directors. Where a separate vote by a class or classes or series is required, except where otherwise provided by the DGCL, the Certificate, or these Bylaws, a majority of the outstanding shares of such class or classes or series, present in person, by remote communication, if applicable, or represented by proxy duly authorized, shall constitute a quorum entitled to take action with respect to that vote on that matter. Except where otherwise provided by the DGCL, the Certificate, or these Bylaws, the affirmative vote of the majority (plurality, in the case of the election of directors) of shares of such class or classes or series present in person, by remote communication, if applicable, or represented by proxy at the meeting shall be the act of such class or classes or series.

3.6   Adjournment and Notice of Adjourned Meetings. Any meeting of stockholders, whether annual or special, may be adjourned from time to time either by the chairman of the meeting or by the vote of a majority of the shares present in person, by remote communication, if applicable, or represented by proxy. When a meeting is adjourned to another time or place, if any, notice need not be given of the adjourned meeting if the time and place, if any, thereof are announced at the meeting at which the adjournment is taken. At the adjourned meeting, the Corporation may transact any business that may have been transacted at the original meeting pursuant to the Certificate, these Bylaws, or the DGCL. If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

3.7   Voting Rights. For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the Corporation on the record date, as provided in Section 3.9, shall be entitled to vote at any meeting of stockholders. Every person entitled to vote or execute consents shall have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

3.8   Joint Owners of Stock. If shares or other securities having voting power stand of record in the names of two or more persons, whether fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety, or otherwise, or if two or more persons have the same fiduciary relationship respecting the same shares, unless the Secretary is given written notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, their acts with respect to voting (including giving consent pursuant to Section 3.10) shall have the following effect: (a) if only one votes, his or her act binds all; (b) if more than one votes, the act of the majority so voting binds all; (c) if more than one votes, but the vote is evenly split on any particular matter, each faction may vote the securities in question proportionally, or may apply to the Delaware Court of Chancery for relief as provided in Section 217(b) of the DGCL. If the instrument filed with the Secretary shows that any such tenancy is held in unequal interests, a majority or even-split for the purpose of the foregoing clause (c) shall be a majority or even-split in interest.

3.9   List of Stockholders. The Secretary shall prepare and make, at least 10 days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order, showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. The list shall be open to examination of any stockholder during the time of the meeting as provided by law.

3.10   Action Without a Meeting.

(a)   Unless otherwise provided in the Certificate, any action required by the applicable Delaware statute to be taken at any annual or special meeting of the stockholders, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, or by electronic transmission setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b)   Every written consent or electronic transmission shall bear the date of signature of each stockholder who signs the consent, and no written consent or electronic transmission shall be effective to take the corporate action referred to therein unless, within 60 days of the earliest dated consent delivered to the Corporation in the manner herein required, written consents or electronic transmissions signed by a sufficient number of stockholders to take action are delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be by hand or by certified or registered mail, return receipt requested.

(c)   Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or by electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for such meeting had been the date that written consents signed by a sufficient number of stockholders to take action were delivered to the Corporation as provided in Section 228(c) of the DGCL. If the action to which the stockholders consent is such as would have required the filing of a certificate under any section of the DGCL if such action had been voted on by stockholders at a meeting thereof, then the certificate filed under such section shall state, in lieu of any statement required by such section concerning any vote of stockholders, that written consent has been given in accordance with Section 228 of the DGCL.

(d)   An electronic mail, facsimile, or other electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, shall be deemed to be written, signed, and dated for the purposes of this Section 3.10, provided that any such electronic mail, facsimile, or other electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic mail, facsimile, or other electronic transmission was transmitted by the stockholder or proxyholder or by a person or persons authorized to act for the stockholder and (ii) the date on which such stockholder or proxyholder or authorized person or persons transmitted such electronic mail, facsimile, or electronic transmission. The date on which such electronic mail, facsimile, or electronic transmission is transmitted shall be deemed to be the date on which such consent was signed. No consent given by electronic mail, facsimile, or other electronic transmission shall be deemed to have been delivered until such consent is reproduced in paper form and until such paper form shall be delivered to the Corporation by delivery to its registered office in the state of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to a corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested. Notwithstanding the foregoing limitations on delivery, consents given by electronic mail, facsimile, or other electronic transmission may be otherwise delivered to the principal place of business of the Corporation or to an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded if, to the extent and in the manner provided by resolution of the Board. Any copy, facsimile, or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

3.11   Organization.

(a)   At every meeting of stockholders, the Chairman of the Board, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer, or, if the Chief Executive Officer is absent, a chairman of the meeting chosen by a majority in interest of the stockholders entitled to vote, present in person or by proxy, shall act as chairman. The Secretary, or, in his or her absence, an Assistant Secretary directed to do so by the Chief Executive Officer, shall act as secretary of the meeting.

(b)   The Board shall be entitled to make such rules or regulations for the conduct of meetings of stockholders as it shall deem necessary, appropriate or convenient. Subject to such rules and regulations of the Board, if any, the chairman of the meeting shall have the right and authority to prescribe such rules, regulations, and procedures and to do all such acts as, in the judgment of such chairman, are necessary, appropriate, or convenient for the proper conduct of the meeting, including establishing an agenda or order of business for the meeting, rules and procedures for maintaining order at the meeting and the safety of those present, limitations on participation in such meeting to stockholders of record of the Corporation and their duly authorized and constituted proxies and such other persons as the chairman shall permit, restrictions on entry to the meeting after the time fixed for the commencement thereof, limitations on the time allotted to questions or comments by participants and regulation of the opening and closing of the polls for balloting on matters which are to be voted on by ballot. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with rules of parliamentary procedure.

ARTICLE 4.
DIRECTORS

4.1 <u>Number and Term of Office</u>. The authorized number of directors of the Corporation shall be fixed by the Board from time to time. Directors need not be stockholders unless so required by the Certificate. If for any cause, the directors shall not have been elected at an annual meeting, they may be elected as soon thereafter as convenient.

4.2 <u>Powers</u>. The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as may be otherwise provided by the DGCL or by the Certificate.

4.3 <u>Term of Directors</u>.

(a) Subject to the rights of the holders of any series of Preferred Stock (if any) to elect additional directors under specified circumstances, directors shall be elected at each annual meeting of stockholders to serve until the next annual meeting of stockholders and his or her successor is duly elected and qualified or until his or her death, resignation, or removal. No decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.

(b) No person entitled to vote at an election for directors may cumulate votes to which such person is entitled, unless, at the time of such election, the Corporation is subject to Section 2115(b) of the CGCL. During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder thinks fit. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (i) the names of such candidate or candidates have been placed in nomination prior to the voting and (ii) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

4.4 <u>Vacancies</u>.

(a) Unless otherwise provided in the Certificate, and subject to the rights of the holders of any series of Preferred Stock (if any), any vacancies on the Board resulting from death, resignation, disqualification, removal, or other causes and any newly created directorships resulting from any increase in the number of directors shall, unless the Board determines by

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resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled only by the affirmative vote of a majority of the directors then in office, even though less than a quorum of the Board, or by a sole remaining director; provided, however, that whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Certificate, vacancies and newly created directorships of such class or classes or series shall, unless the Board determines by resolution that any such vacancies or newly created directorships shall be filled by stockholders, be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the director for which the vacancy was created or occurred and until such director's successor shall have been elected and qualified. A vacancy in the Board shall be deemed to exist under this Bylaw in the case of the death, removal, or resignation of any director.

(b)	At any time or times that the Corporation is subject to Section 2115(b) of the CGCL, if, after the filling of any vacancy, the directors then in office who have been elected by stockholders shall constitute less than a majority of the directors then in office, then: (i) any holder or holders of an aggregate of 5% or more of the total number of shares at the time outstanding having the right to vote for those directors may call a special meeting of stockholders; or (ii) the Superior Court of the proper county shall, upon application of such stockholder or stockholders, summarily order a special meeting of the stockholders, to be held to elect the entire board, all in accordance with Section 305(c) of the CGCL, the term of office of any director shall terminate upon that election of a successor.

4.5	Resignation. Any director may resign at any time by delivering his or her notice in writing or by electronic transmission to the Secretary, such resignation to specify whether it will be effective at a particular time, upon receipt by the Secretary or at the pleasure of the Board. If no such specification is made, it shall be deemed effective at the pleasure of the Board. When one or more directors shall resign from the Board, effective at a future date, a majority of the directors then in office, including those who have so resigned, shall have power to fill such vacancy or vacancies, the vote thereon to take effect when such resignation or resignations shall become effective, and each director so chosen shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until his successor shall have been duly elected and qualified.

4.6	Removal.

(a)	Subject to any limitations imposed by applicable law, any director may be removed from office at any time (i) with cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation entitled to vote generally at an election of directors or (ii) without cause by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the Corporation, entitled to elect such director.

(b)	During such time or times that the Corporation is subject to Section 2115(b) of the CGCL, any individual director may be removed from office at any time without cause by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote on such removal; provided, however, that unless the entire Board is removed, no individual director may be removed when the votes cast against such director's removal, or not consenting in writing to such removal, would be sufficient to elect that director if voted cumulatively at an election at which the same total number of votes were cast (or, if such action is taken by written consent, all shares entitled to vote were voted) and the entire number of directors authorized at the time of such director's most recent election were then being elected.

4.7   Meetings.

(a)   Unless otherwise restricted by the Certificate, regular meetings of the Board may be held at any time or date and at any place within or without the State of Delaware that has been designated by the Board and publicized among all directors, either orally or in writing, including a voice-messaging system or other system designated to record and communicate messages, facsimile, or by electronic mail or other electronic means. No further notice shall be required for a regular meeting of the Board.

(b)   Unless otherwise restricted by the Certificate, special meetings of the Board may be held at any time and place within or without the State of Delaware whenever called by the Chairman of the Board or any director.

(c)   Any member of the Board, or of any committee thereof, may participate in a meeting by means of conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting by such means shall constitute presence in person at such meeting.

(d)   Notice of the time and place of all special meetings of the Board shall be orally or in writing, by telephone, including a voice messaging system or other system or technology designed to record and communicate messages, facsimile, telegraph or telex, or by electronic mail or other electronic means, during normal business hours, at least 24 hours before the date and time of the meeting. If notice is sent by US mail, it shall be sent by first class mail, postage prepaid at least three days before the date of the meeting. Notice of any meeting may be waived in writing or by electronic transmission at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends the meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

(e)   The transaction of all business at any meeting of the Board, or any committee thereof, however called or noticed, or wherever held, shall be as valid as though had at a meeting duly held after regular call and notice, if a quorum be present and if, either before or after the meeting, each of the directors not present who did not receive notice shall sign a written waiver of notice or shall waive notice by electronic transmission. All such waivers shall be filed with the corporate records or made a part of the minutes of the meeting.

4.8   Quorum and Voting.

(a)   Unless the Certificate requires a greater number, a quorum of the Board shall consist of a majority of the total number of directors then serving; provided, however, that such number shall never be less than 1/3 of the total number of directors except that when one director is authorized, then one director shall constitute a quorum. At any meeting, whether a quorum be present or otherwise, a majority of the directors present may adjourn from time to time until the time fixed for the next regular meeting of the Board, without notice other than by announcement at the meeting. If the Certificate provides that one or more directors shall have more or less than one vote per director on any matter, every reference in this Section 4.8 to a majority or other proportion of the directors shall refer to a majority or other proportion of the votes of the directors.

(b)   At each meeting of the Board at which a quorum is present, all questions and business shall be determined by the affirmative vote of a majority of the directors present, unless a different vote be required by law, the Certificate, or these Bylaws.

4.9   Action Without a Meeting. Unless otherwise restricted by the Certificate or these Bylaws, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing or writings or transmission or transmissions are filed with the minutes of proceedings of the Board or committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

4.10   Fees and Compensation. Directors shall be entitled to such compensation for their services as may be approved by the Board, including, if so approved, by resolution of the Board, a fixed sum and expenses of attendance, if any, for attendance at each regular or special meeting of the Board and at any meeting of a committee of the Board. Nothing herein contained shall be construed to preclude any director from serving the Corporation in any other capacity as an officer, agent, employee, or otherwise and receiving compensation therefor.

4.11   Committees.

(a)   The Board may appoint an Executive Committee to consist of one or more members of the Board. The Executive Committee, to the extent permitted by law and provided in the resolution of the Board, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to (i) approving or adopting, or recommending to the stockholders, any action or matter expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopting, amending, or repealing any provision of these Bylaws.

(b)   The Board may, from time to time, appoint such other committees as may be permitted by law. Such other committees appointed by the Board shall consist of one or more members of the Board and shall have such powers and perform such duties as may be prescribed by the resolution or resolutions creating such committees, but in no event shall any such committee have the powers denied to the Executive Committee in these Bylaws.

(c)   The Board, subject to any requirements of any outstanding series of Preferred Stock (if any) and the provisions of Sections 4.11(a) and 4.11(b) may at any time increase or decrease the number of members of a committee or terminate the existence of a committee. The membership of a committee member shall terminate on the date of his or her death or voluntary resignation from the committee or from the Board. The Board may at any time for any reason remove any individual committee member and the Board may fill any committee vacancy created by death, resignation, removal, or increase in the number of members of the committee. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee, and, in addition, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not he or they constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member.

(d)   Unless the Board shall otherwise provide, regular meetings of the Executive Committee or any other committee appointed pursuant to this Section 4.11 shall be held at such times and places as are determined by the Board, or by any such committee, and when notice thereof has been given to each member of such committee, no further notice of such regular meetings need be given thereafter. Special meetings of any such committee may be held at any place which has been determined from time to time by such committee, and may be called by any director who is a member of such committee, upon notice to the members of such committee of the time and place of such special meeting given in the manner provided for the giving of notice to members of the Board of the time and place of special meetings of the Board. Notice of any special meeting of any committee may be waived in writing at any time before or after the meeting and will be waived by any director by attendance thereat, except when the director attends such special meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless otherwise provided by the Board in the resolutions authorizing the creation of the committee, a majority of the authorized number of members of any such committee shall constitute a quorum for the transaction of business, and the act of a majority of those present at any meeting at which a quorum is present shall be the act of such committee.

4.12   Organization. At every meeting of the Board, the Chairman of the Board, or, if a Chairman has not been appointed or is absent, the Chief Executive Officer (if a director), or if the Chief Executive Officer is not a director or is absent, the President (if a director), or if the President is not a director or is absent, the most senior Vice President (if a director) or, in the absence of any such person, a chairman of the meeting chosen by a majority of the directors present, shall preside over the meeting. The Secretary, or in his or her absence, any Assistant Secretary directed to do so by the Chief Executive Officer or President, shall act as secretary of the meeting.

ARTICLE 5.
OFFICERS

5.1   Officers Designated. The officers of the Corporation shall include, if and when designated by the Board, the following: (a) the Chief Executive Officer; (b) the President; (c) one or more Vice Presidents; (d) the Secretary; (e) the Chief Financial Officer; (f) the Treasurer; and (g) the Controller. The Board may also appoint one or more Assistant Secretaries, Assistant Treasurers, Assistant Controllers, and such other officers and agents with such powers and duties as the Board shall deem necessary. The Board may assign such additional titles to one or more of the officers as it shall deem appropriate. Any one person may hold any number of offices of the Corporation at any one time unless specifically prohibited therefrom by law. The salaries and other compensation of the officers of the Corporation shall be fixed by or in the manner designated by the Board.

        5.2   <u>Tenure and Duties of Officers</u>.

        (a)   All officers shall hold office at the pleasure of the Board and until their successors shall have been duly elected and qualified, unless sooner removed. Any officer elected or appointed by the Board may be removed at any time by the Board. If the office of any officer becomes vacant for any reason, the vacancy may be filled by the Board, or by the Chief Executive Officer or other officer if so authorized by the Board.

        (b)   The Chairman of the Board, when present, shall preside at all meetings of the stockholders and the Board. The Chairman of the Board shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. If there is no Chief Executive Officer and no President, then the Chairman of the Board shall also serve as the Chief Executive Officer of the Corporation and shall have the powers and duties prescribed in <u>Section 5.2(c)</u>.

        (c)   The Chief Executive Officer shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board, unless the Chairman of the Board has been appointed and is present. The Chief Executive Officer shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction, and control of the business and officers of the Corporation. The Chief Executive Officer shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time.

        (d)   In the absence or disability of the Chief Executive Officer or if the office of Chief Executive Officer is vacant, the President shall preside at all meetings of the stockholders and (if a director) at all meetings of the Board, unless the Chairman of the Board has been appointed and is present. If the office of Chief Executive Officer is vacant, the President shall be the chief executive officer of the Corporation and shall, subject to the control of the Board, have general supervision, direction and control of the business and officers of the Corporation. The President shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time.

        (e)   The Vice Presidents may assume and perform the duties of the President in the absence or disability of the President or whenever the office of President is vacant. The Vice Presidents shall perform other duties commonly incident to their office and shall also perform such other duties and have such other powers as the Board or the President shall designate from time to time.

        (f)   The Secretary shall attend all meetings of the stockholders and of the Board and shall record all acts and proceedings thereof in the minute book of the Corporation. The Secretary shall give notice in conformity with these Bylaws of all meetings of the stockholders and of all meetings of the Board and any committee thereof requiring notice. The Secretary shall perform all other duties provided for in these Bylaws and other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board shall designate from time to time. The Chief Executive Officer may direct any Assistant Secretary to assume and perform the duties of the Secretary in the absence or disability of the Secretary, and each Assistant Secretary shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time.

(g)   The Chief Financial Officer shall keep or cause to be kept the books of account of the Corporation in a thorough and proper manner and shall render statements of the financial affairs of the Corporation in such form and as often as required by the Board or the Chief Executive Officer. The Chief Financial Officer, subject to the order of the Board, shall have the custody of all funds and securities of the Corporation. The Chief Financial Officer shall perform other duties commonly incident to his or her office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time. The Chief Executive Officer may direct the Treasurer or any Assistant Treasurer, or the Controller or any Assistant Controller to assume and perform the duties of the Chief Financial Officer in the absence or disability of the Chief Financial Officer, and each Treasurer and Assistant Treasurer and each Controller and Assistant Controller shall perform other duties commonly incident to the office and shall also perform such other duties and have such other powers as the Board or the Chief Executive Officer shall designate from time to time.

5.3   Delegation of Authority. The Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision of Section 5.2.

5.4   Resignations. Any officer may resign at any time by giving notice in writing or by electronic transmission notice to the Board or to the Chief Executive Officer or to the President or to the Secretary. Any such resignation shall be effective when received by the person or persons to whom such notice is given, unless a later time is specified therein, in which event the resignation shall become effective at such later time. Unless otherwise specified in such notice, the acceptance of any such resignation shall not be necessary to make it effective. Any resignation shall be without prejudice to the rights, if any, of the Corporation under any contract with the resigning officer.

5.5   Removal. Any officer may be removed from office at any time, either with or without cause, by the affirmative vote of a majority of the directors in office at the time, or by the unanimous written or electronic consent of the directors in office at the time, or by any committee or superior officers upon whom such power of removal may have been conferred by the Board.

ARTICLE 6.
EXECUTION OF CORPORATE INSTRUMENTS; VOTING OF SECURITIES

6.1   Execution of Corporate Instruments. The Board may, in its discretion, determine the method and designate the signatory officer or officers, or other person or persons, to execute on behalf of the Corporation any corporate instrument or document, or to sign on behalf of the Corporation the corporate name, or to enter into contracts on behalf of the Corporation, except where otherwise provided by law or these Bylaws, and such execution or signature shall be binding upon the Corporation. All checks and drafts drawn on banks or other depositaries of funds to the credit of the Corporation or on special accounts of the Corporation shall be signed by such person or persons as the Board shall authorize so to do. Unless authorized or ratified by the Board or within the agency power of an officer, no officer, agent or employee shall have any power or authority to bind the Corporation by any contract or engagement or to pledge its credit or to render it liable for any purpose or for any amount.

6.2   Voting of Securities Owned by the Corporation. All stock and other securities of other entities owned or held by the Corporation for itself, or for other parties in any capacity, shall be voted, and all proxies with respect thereto shall be executed, by the person authorized so to do by resolution of the Board, or, in the absence of such authorization, by the Chairman of the Board, the Chief Executive Officer, the President, or any Vice President.

ARTICLE 7.
SHARES OF STOCK

7.1   Form and Execution of Certificates. The shares of the Corporation shall be represented by certificates, or shall be uncertificated. Certificates for the shares of stock, if any, of the Corporation shall be in such form as is consistent with the Certificate and applicable law. Every holder of shares of stock in the Corporation represented by certificate shall be entitled to have a certificate signed by or in the name of the Corporation by any two authorized officers, including but not limited to the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer or Assistant Treasurer, or the Secretary or Assistant Secretary, certifying the number of shares of the Corporation owned by such stockholder. Any or all of the signatures on the certificate may be facsimiles. In case any officer, transfer agent, or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent, or registrar before such certificate is issued, it may be issued with the same effect as if he or she were such officer, transfer agent, or registrar at the date of issue.

7.2   Lost Certificates. A new certificate or certificates shall be issued in place of any certificate or certificates theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed, upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen, or destroyed. The Corporation may require, as a condition precedent to the issuance of a new certificate or certificates, the owner of such lost, stolen, or destroyed certificate or certificates, or the owner's legal representative, to agree to indemnify the Corporation in such manner as it shall require or to give the Corporation a surety bond in such form and amount as it may direct as indemnity against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed.

7.3   Restrictions on Transfer.

(a)   No holder of any of the shares of stock of the Corporation may sell, transfer, assign, pledge, or otherwise dispose of or encumber any of the shares of stock of the Corporation or any right or interest therein, whether voluntarily or by operation of law, or by gift or otherwise (each, a "*Transfer*") without the prior written consent of the Corporation, upon duly authorized action of its Board. The Corporation may withhold consent for any legitimate corporate purpose, as determined by the Board.   Examples of the basis for the Corporation to withhold its consent include: (i) if such Transfer to individuals, companies, or any other form of entity identified by the Corporation as a potential competitor or considered by the Corporation to be unfriendly; (ii) if such Transfer increases the risk of the Corporation having a class of security held of record by 2,000 or more persons, or 500 or more persons who are not accredited investors (as such term is defined by the SEC), as described in Section 12(g) of the 1934 Act and any related regulations, or otherwise requiring the Corporation to register any class of securities under the 1934 Act; (iii) if such Transfer would result in the loss of any federal or state securities law exemption relied upon by the Corporation in connection with the initial issuance of such shares or the issuance of any other securities; (iv) if such Transfer is facilitated in any manner by any public posting, message board, trading portal, internet site, or similar method of communication, including any trading portal or internet site intended to facilitate secondary transfers of securities; (v) if such Transfer is to be effected in a brokered transaction; or (vi) if such Transfer represents a Transfer of less than all of the shares then held by the stockholder and its affiliates or is to be made to more than a single transferee.

(b)   If a stockholder desires to Transfer any shares, then the stockholder shall first give written notice thereof to the Corporation. The notice shall name the proposed transferee and state the number of shares to be transferred, the proposed consideration, and all other terms and conditions of the proposed transfer. Any shares proposed to be transferred to which Transfer the Corporation has consented pursuant to Section 7.3(a) will first be subject to the Corporation's right of first refusal pursuant to Article XIV.

(c)   Any Transfer, or purported Transfer, of shares not made in strict compliance with this Section 7.3 shall be null and void, shall not be recorded on the books of the Corporation, and shall not be recognized by the Corporation.

(d)   The foregoing restriction on Transfer shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended (the "*1933 Act*").

(e)   The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing Transfer restrictions are in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

7.4   Fixing Record Dates.

(a)   In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, subject to applicable law, not be more than 60 nor less than 10 days before the date of such meeting. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day immediately preceding the day on which notice is given, or if notice is waived, at the close of business on the day immediately preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for the adjourned meeting.

(b)   In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which date shall not be more than 10 days after the date upon which the resolution fixing the record date is adopted by the Board. Any stockholder of record seeking to have the stockholders authorize or take corporate action by written consent shall, by written notice to the Secretary, request the Board to fix a record date. The Board shall promptly, but in all events within 10 days after the date on which such a request is received, adopt a resolution fixing the record date. If no record date has been fixed by the Board within 10 days of the date on which such a request is received, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board and prior action by the Board is required by law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

(c)   In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix, in advance, a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

7.5   Registered Stockholders. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person whether or not it shall have express or other notice thereof, except as otherwise provided by the laws of Delaware.

ARTICLE 8.
OTHER SECURITIES OF THE CORPORATION

8.1   Execution of Other Securities. All bonds, debentures and other corporate securities of the Corporation, other than stock certificates, may be signed by the Chairman of the Board, the Chief Executive Officer, the President or any Vice President, or such other person as may be authorized by the Board, and the corporate seal impressed thereon or a facsimile of such seal imprinted thereon and attested by the signature of the Secretary or an Assistant Secretary, or the

Chief Financial Officer or Treasurer or an Assistant Treasurer; provided, however, that where any such bond, debenture, or other corporate security shall be authenticated by the manual signature, or where permissible facsimile signature, of a trustee under an indenture pursuant to which such bond, debenture, or other corporate security shall be issued, the signatures of the persons signing and attesting the corporate seal on such bond, debenture, or other corporate security may be the imprinted facsimile of the signatures of such persons. Interest coupons appertaining to any such bond, debenture, or other corporate security, authenticated by a trustee as aforesaid, shall be signed by the Treasurer or an Assistant Treasurer of the Corporation or such other person as may be authorized by the Board, or bear imprinted thereon the facsimile signature of such person. In case any officer who shall have signed or attested any bond, debenture, or other corporate security, or whose facsimile signature shall appear thereon or on any such interest coupon, shall have ceased to be such officer before the bond, debenture, or other corporate security so signed or attested shall have been delivered, such bond, debenture, or other corporate security nevertheless may be adopted by the Corporation and issued and delivered as though the person who signed the same or whose facsimile signature shall have been used thereon had not ceased to be such officer of the Corporation.

ARTICLE 9.
DIVIDENDS

9.1   Declaration of Dividends. Dividends upon the capital stock of the Corporation, subject to the provisions of the Certificate and applicable law, if any, may be declared by the Board pursuant to law at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of the capital stock, subject to the provisions of the Certificate and applicable law.

9.2   Dividend Reserve. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Board shall think conducive to the interests of the Corporation, and the Board may modify or abolish any such reserve in the manner in which it was created.

ARTICLE 10.
FISCAL YEAR

10.1   Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board.

ARTICLE 11.
INDEMNIFICATION

11.1   Indemnification.

(a)   The Corporation shall indemnify its directors and executive officers (for the purposes of this Article, "executive officers" shall have the meaning defined in Rule 3b-7 promulgated under the 1934 Act) to the fullest extent not prohibited by the DGCL or any other applicable law; provided, however, that the Corporation may modify the extent of such indemnification by individual contracts with its directors and executive officers; and, provided, further, that the Corporation shall not be required to indemnify any director or executive officer in connection with any proceeding (or part thereof) initiated by such person unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by the Board, (iii) such indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under the DGCL or any other applicable law, or (iv) such indemnification is required to be made under Section 11.1(d).

(b)   The Corporation shall have power to indemnify its other officers, employees, and other agents as set forth in the DGCL or any other applicable law. The Board shall have the power to delegate the determination of whether indemnification shall be given to any such person (except executive officers) to such officers or other persons as the Board shall determine.

(c)   The Corporation shall advance to any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director or executive officer of the Corporation, or is or was serving at the request of the Corporation as a director or executive officer of another corporation, partnership, joint venture, trust, or other enterprise, prior to the final disposition of the proceeding, promptly following request therefor, all expenses incurred by any director or executive officer in connection with such proceeding; provided, however, that, if the DGCL requires, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified for such expenses under this Section or otherwise. Notwithstanding the foregoing, unless otherwise determined pursuant to Section 11.1(e), no advance shall be made by the Corporation to an executive officer of the Corporation (except by reason of the fact that such executive officer is or was a director of the Corporation, in which event this paragraph shall not apply) in any action, suit or proceeding, whether civil, criminal, administrative or investigative, if a determination is reasonably and promptly made (i) by a majority vote of a quorum consisting of directors who were not parties to the proceeding, even if not a quorum, (ii) by a committee of such directors designated by a majority of such directors, even though less than a quorum, or (iii) if there are no such directors, or such directors so direct, by independent legal counsel in a written opinion, that the facts known to the decision-making party at the time such determination is made demonstrate clearly and convincingly that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation.

(d)   Without the necessity of entering into an express contract, all rights to indemnification and advances to directors and executive officers under this Section shall be deemed to be contractual rights and be effective to the same extent and as if provided for in a contract between the Corporation and the director or executive officer.   Any right to indemnification or advances granted by this Section to a director or executive officer or officer shall be enforceable by or on behalf of the person holding such right in any court of competent jurisdiction if (i) the claim for indemnification or advances is denied, in whole or in part, or (ii) no disposition of such claim is made within 90 days of request therefor.   The claimant in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. In connection with any claim for indemnification, the Corporation shall be entitled to raise as a defense to any such action that the claimant has not met the standards of conduct that make it permissible under the DGCL or any other applicable law for the Corporation to indemnify the claimant for the amount claimed. In connection with any claim by an executive officer of the Corporation (except in any action, suit or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such executive officer is or was a director of the Corporation) for advances, the Corporation shall be entitled to raise as a defense as to any such action clear and convincing evidence that such person acted in bad faith or in a manner that such person did not believe to be in or not opposed to the best interests of the Corporation, or with respect to any criminal action or proceeding that such person acted without reasonable cause to believe that his or her conduct was lawful. Neither the failure of the Corporation (including its Board, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he has met the applicable standard of conduct set forth in the DGCL or any other applicable law, nor an actual determination by the Corporation (including its Board, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that claimant has not met the applicable standard of conduct.

(e)   The rights conferred on any person by this Section 11.1 shall not be exclusive of any other right which such person may have or hereafter acquire under any applicable statute, provision of the Certificate, these Bylaws, agreement, vote of stockholders or disinterested directors, or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding office. The Corporation is specifically authorized to enter into individual contracts with any or all of its directors, officers, employees, or agents respecting indemnification and advances, to the fullest extent not prohibited by the DGCL or any other applicable law.

(f)   The rights conferred on any person by this Section 11.1 shall continue as to a person who has ceased to be a director or executive officer and shall inure to the benefit of the heirs, executors and administrators of such a person.

(g)   To the fullest extent permitted by the DGCL, or any other applicable law, the Corporation, upon approval by the Board, may purchase insurance on behalf of any person required or permitted to be indemnified pursuant to this Section 11.1.

(h)   Any repeal or modification of this Section 11.1 shall only be prospective and shall not affect the rights under this Section 11.1 in effect at the time of the alleged occurrence of any action or omission to act that is the cause of any proceeding against any agent of the Corporation.

(i)   If this Section 11.1 or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Corporation shall nevertheless indemnify each director and executive officer to the full extent not prohibited by any applicable portion of this Bylaw that shall not have been invalidated, or by any other applicable law. If this Section 11.1 shall be invalid due to the application of the indemnification provisions of another jurisdiction, then the Corporation shall indemnify each director and executive officer to the full extent under applicable law.

(j)   For the purposes of this Section 11.1, the following definitions shall apply:

(i)   The term "proceeding" shall be broadly construed and shall include the investigation, preparation, prosecution, defense, settlement, arbitration and appeal of, and the giving of testimony in, any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative.

(ii)   The term "expenses" shall be broadly construed and shall include court costs, attorneys' fees, witness fees, fines, amounts paid in settlement or judgment and any other costs and expenses of any nature or kind incurred in connection with any proceeding.

(iii)   The term the "corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under the provisions of this Section 11.1 with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

(iv)   References to a "director," "executive officer," "officer," "employee," or "agent" of the Corporation shall include situations where such person is serving at the request of the Corporation as, respectively, a director, executive officer, officer, employee, trustee or agent of another corporation, partnership, joint venture, trust or other enterprise.

(v)   References to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the Corporation" shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the Corporation" as referred to in this Section 11.1.

ARTICLE 12.
NOTICES

12.1   Notices.

(a)   Written notice to stockholders of stockholder meetings shall be given as provided in Section 3.4. Without limiting the manner by which notice may otherwise be given effectively to stockholders under any agreement or contract with such stockholder, and except as otherwise required by law, written notice to stockholders for purposes other than stockholder meetings may be sent by United States mail or nationally recognized overnight courier, or by facsimile, telegraph or telex, or by electronic mail or other electronic means.

(b)   Any notice required to be given to any director shall be given as provided in Section 4.7. If such notice is not delivered personally, it shall be sent to such address as such director shall have filed in writing with the Secretary, or, in the absence of such filing, to the last known post office address of such director.

(c)   An affidavit of mailing, executed by a duly authorized and competent employee of the Corporation or its transfer agent appointed with respect to the class of stock affected or other agent, specifying the name and address or the names and addresses of the stockholder or stockholders, or director or directors, to whom any such notice or notices was or were given, and the time and method of giving the same, shall in the absence of fraud, be prima facie evidence of the facts therein contained.

(d)   It shall not be necessary that the same method of giving notice be employed in respect of all recipients of notice, but one permissible method may be employed in respect of any one or more, and any other permissible method or methods may be employed in respect of any other or others.

(e)   Whenever notice is required to be given, under any provision of law, the Certificate, or these Bylaws, to any person with whom communication is unlawful, the giving of such notice to such person shall not be required and there shall be no duty to apply to any governmental authority or agency for a license or permit to give such notice to such person. Any action or meeting which shall be taken or held without notice to any such person with whom communication is unlawful shall have the same force and effect as if such notice had been duly given. In the event that the action taken by the Corporation is such as to require the filing of a certificate under any provision of the DGCL, the certificate shall state, if such is the fact and if notice is required, that notice was given to all persons entitled to receive notice except such persons with whom communication is unlawful.

(f)   Except as otherwise prohibited under DGCL, any notice given under the provisions of DGCL, the Certificate, or these Bylaws shall be effective if given by a single written notice to stockholders who share an address if consented to by the stockholders at that address to whom such notice is given. Such consent shall have been deemed to have been given if such stockholder fails to object in writing to the Corporation within 60 days of having been given notice by the Corporation of its intention to send the single notice. Any consent shall be revocable by the stockholder by written notice to the Corporation.

ARTICLE 13.
AMENDMENTS

13.1   Amendments. The Board is expressly empowered to adopt, amend, or repeal these Bylaws (or any provision hereof). The stockholders shall also have power to adopt, amend, or repeal these Bylaws (or any provision hereof); provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by law or by the Certificate, such action by stockholders shall require the affirmative vote of the holders of a majority of the voting power of all of the then-outstanding shares of the capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

ARTICLE 14.
RIGHT OF FIRST REFUSAL

14.1   Right of First Refusal. No stockholder shall Transfer any of the shares of stock of the Corporation, except by a Transfer which meets the requirements set forth in Section 7.3 and below:

(a)   If the stockholder desires to Transfer any of his shares of stock, then the stockholder shall first give the notice specified in Section 7.3 and comply with the provisions therein.

(b)   For 30 days following receipt of such notice, the Corporation shall have the option to purchase of the shares specified in the notice at the price and upon the terms set forth in such notice; provided, however, that, with the consent of the stockholder, the Corporation shall have the option to purchase a lesser portion of the shares specified in said notice at the price and upon the terms set forth therein. In the event of a gift, property settlement, or other Transfer in which the proposed transferee is not paying the full price for the shares, and that is not otherwise exempted from the provisions of this Section 14.1, the price shall be deemed to be the fair market value of the stock at such time as determined in good faith by the Board. In the event the Corporation elects to purchase all of the shares or, with consent of the stockholder, a lesser portion of the shares, it shall give written notice to the transferring stockholder of its election and settlement for said shares shall be made as provided below in Section 14.1(c).

(c)   The Corporation may assign its rights under this Section 14.1.

(d)   In the event the Corporation or its assignee(s) elect to acquire any of the shares of the transferring stockholder as specified in said transferring stockholder's notice, the Secretary shall so notify the transferring stockholder and settlement thereof shall be made in cash within 30 days after the Secretary receives said transferring stockholder's notice; provided that if the terms of payment set forth in said transferring stockholder's notice were other than cash against delivery, the Corporation or its assignee(s) shall pay for said shares on the same terms and conditions set forth in said transferring stockholder's notice.

(e)   In the event the Corporation or its assignees(s) do not elect to acquire all of the shares specified in the transferring stockholder's notice, said transferring stockholder may, subject to the Corporation's approval and all other restrictions on Transfer located in Section 7.3, within the 60-day period following the expiration or waiver of the option rights granted to the Corporation or its assignees(s) herein, Transfer the shares specified in said transferring stockholder's notice which were not acquired by the Corporation or its assignees(s) as specified in said transferring stockholder's notice. All shares so sold by said transferring stockholder shall continue to be subject to the provisions of this bylaw in the same manner as before said Transfer.

(f)   The following transactions shall be exempt from this Section 14.1:

(i)   A stockholder's Transfer of any or all shares held either during such stockholder's lifetime or on death by will or intestacy to such stockholder's immediate family or to any custodian or trustee for the account of such stockholder or such stockholder's immediate family or to any limited partnership of which the stockholder, members of such stockholder's immediate family or any trust for the account of such stockholder or such stockholder's immediate family will be the general or limited partner(s) of such partnership. "Immediate family" as used herein shall mean spouse, lineal descendant, father, mother, brother, or sister of the stockholder making such Transfer;

(ii)   A stockholder's bona fide pledge or mortgage of any shares with a commercial lending institution, provided that any subsequent Transfer of said shares by said institution shall be subject to this Section 14.1;

(iii)   A stockholder's Transfer of any or all of such stockholder's shares to the Corporation or to any other stockholder of the Corporation;

(iv)   A stockholder's Transfer of any or all of such stockholder's shares to a person who, at the time of such Transfer, is an officer or director of the Corporation;

(v)   A corporate stockholder's Transfer of any or all of its shares pursuant to and in accordance with the terms of any merger, consolidation, reclassification of shares or capital reorganization of the corporate stockholder, or pursuant to a sale of all or substantially all of the stock or assets of a corporate stockholder;

(vi)   A corporate stockholder's Transfer of any or all of its shares to any or all of its stockholders; or

(vii)   A Transfer by a stockholder which is a limited or general partnership to any or all of its partners or former partners in accordance with partnership interests.

In any such case, the transferee, assignee, or other recipient shall receive and hold such stock subject to the provisions of this Section 14.1 and the transfer restrictions in Section 7.3, and there shall be no further Transfer of such stock except in accord with this Section 14.1 and the transfer restrictions in Section 7.3.

(g)   The provisions of this bylaw may be waived with respect to any Transfer either by the Corporation, upon duly authorized action of its Board, or by the stockholders, upon the express written consent of the owners of a majority of the voting power of the Corporation (excluding the votes represented by those shares to be transferred by the transferring stockholder).

(h)   Any Transfer, or purported Transfer, of securities of the Corporation shall be null and void unless the terms, conditions, and provisions of this Section 14.1 are strictly observed and followed.

(i)   The foregoing right of first refusal shall terminate upon the date securities of the Corporation are first offered to the public pursuant to a registration statement filed with, and declared effective by, the SEC under the Securities Act of 1933, as amended.

(j)   The certificates representing shares of stock of the Corporation shall bear on their face the following legend so long as the foregoing right of first refusal remains in effect:

"THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL OPTION IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION."

(k)   To the extent this Section 14.1 conflicts with any written agreements between the Company and the stockholder attempting to Transfer shares, such written agreement shall control.

ARTICLE 15.
LOANS TO OFFICERS

15.1   Loans to Officers.   Except as otherwise prohibited under applicable law, the Corporation may lend money to, or guarantee any obligation of, or otherwise assist any officer or other employee of the Corporation or of its subsidiaries, including any officer or employee who is a Director of the Corporation or its subsidiaries, whenever, in the judgment of the Board, such loan, guarantee, or assistance may reasonably be expected to benefit the Corporation. The loan, guarantee, or other assistance may be with or without interest and may be unsecured, or secured in such manner as the Board shall approve, including a pledge of shares of stock of the Corporation. Nothing in these Bylaws shall be deemed to deny, limit, or restrict the powers of guaranty or warranty of the Corporation at common law or under any statute.

ARTICLE 16.
MISCELLANEOUS

16.1   Annual Report.

(a)   Subject to Section 16.1(b), during such time or times that the Corporation is subject to Section 1501 of the CGCL, the Board shall cause an annual report to be sent to each stockholder of the Corporation not later than 120 days after the close of the Corporation's fiscal year. Such report shall include a balance sheet as of the end of such fiscal year and an income statement and statement of changes in financial position for such fiscal year, accompanied by any report thereon of independent accountants or, if there is no such report, the certificate of an authorized officer of the Corporation that such statements were prepared without audit from the books and records of the Corporation. When there are more than 100 stockholders of record of the Corporation's shares, as determined by Section 605 of the CGCL, additional information as required by Section 1501(b) of the CGCL shall also be contained in such report, provided that if the Corporation has a class of securities registered under Section 12 of the 1934 Act, the 1934 Act shall take precedence. Such report shall be sent to stockholders at least 15 days prior to the next annual meeting of stockholders after the end of the fiscal year to which it relates.

(b)   If and so long as there are fewer than 100 holders of record of the Corporation's shares, the requirement of sending of an annual report to the stockholders of the Corporation is hereby expressly waived.

16.2   Forum. Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the Corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, or other employee of the Corporation to the Corporation or the Corporation's stockholders, (c) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation arising pursuant to any provision of the DGCL, the Certificate, or these Bylaws, or (d) any action asserting a claim against the Corporation or any director or officer or other employee of the Corporation governed by the internal affairs doctrine.

16.3   Interpretation. In interpreting these Bylaws, except where the context otherwise requires, (a) "including" or "include" does not denote or imply any limitation, (b) "or" has the inclusive meaning "and/or," (c) the singular includes the plural, and vice versa, and each gender includes each other gender, (d) captions or headings are only for reference and are not to be considered in interpreting these Bylaws, (e) "Section" refers to a section of these Bylaws, unless otherwise stated in these Bylaws, and (f) "day" refers to a calendar day unless expressly identified as a business day.

***

CERTIFICATE

The undersigned Secretary of Apothēka Systems, Inc., a Delaware corporation, hereby certifies that the foregoing Bylaws are the original Bylaws of the Corporation adopted by the initial director of the Corporation.

Dated: September 28, 2018.

_____

Name: Dennis Maliani

Title: Secretary

State Of Delaware

Entity Details

8/4/2019   3:42:58PM

File Number: 7078441

Incorporation Date / Formation Date: 9/28/2018

Entity Name: APOTHEKA SYSTEMS, INC.

Entity Kind: Corporation

Entity Type: General

Residency: Domestic

State: DELAWARE

Status: Good Standing

Status Date: 5/31/2019

Registered Agent Information

Name: THE CORPORATION TRUST COMPANY

Address: CORPORATION TRUST CENTER 1209 ORANGE ST

City: WILMINGTON

Country:

State: DE

Postal Code: 19801

Phone: 302-658-7581

Tax Information

Last AnnualReport Filed: 2018

Tax Due: $ 0

Annual Tax Assessment: $85165

Total Authorized Shares: 10000000

Filing History (Last 5 Filings)

Seq	Description	No of Pages	Filing Date mm/dd/yyyy	Filing Time	Effective Date mm/dd/yyyy
1	Stock Corporation	4	9/28/2018	1:51 PM	9/28/2018

Date: 10/17/2019

BY ELECTRONIC MAIL

NAME: Apotheka Inc.

ADDRESS: 468 N. Camden Drive. Suite 200, Beverly Hills, CA 9021

Dear Fundopolis,

We are writing to provide a letter of Consent to Raise Funds. We appreciate the time and energy you and your team have afforded us in discussing this opportunity and the information that has been provided thus far.

As we continue to spend time evaluating Fundopolis, we believe that we will bring unique value and capabilities to your Company.

Transaction Overview and Structure

We believe that in order for this transaction to be successful our interests must be aligned. With that in mind we have designed this letter of Consent which our board and leadership has determined to be in alignment with our mission statement.

The following Corporate Officers of Apotheka have been designated and assigned to provide approval for this Consent to Raise Funds:

Dennis Maliani-CEO

10/18/19

Luis Lopez- COO



10/18/19

Very truly yours,

Dennis Maliani